Century ALUMINUM

2007 ANNUAL REPORT

NEW HORIZONS



NEW HORIZONS

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NORÐURÁL
Century ALUMINUM
Norðurál Helguvík

PROFILE

Century Aluminum Company owns 785,000 tonnes of primary aluminum capacity in the United States and Iceland. In the U.S., the company owns and operates a 244,000 tonne primary aluminum plant at Hawesville, KY and a 170,000 tonne plant at Ravenswood, WV. The company also owns a 49.67 percent interest in a 224,000 tonne plant at Mt. Holly, SC. In Iceland, Century owns and operates a 260,000 tonne primary aluminum plant at Grundartangi, near Reykjavik.

Century also holds a 50 percent interest in a 1.2 million tonne alumina refinery at Gramercy, LA, with related bauxite mining assets in Jamaica.

The company's corporate headquarters are in Monterey, California, U.S.A.

OPERATING HIGHLIGHTS

(In millions except per tonne amounts and shipments)

	2007	2006
Net Sales	$1,798.2	$1,558.6
Operating Income	$ 303.5	$ 309.2
Average Realized Price Per Direct Tonne Shipped	$ 2,494	$ 2,397
Tonnes of Primary Aluminum Shipped	766,951	679,939

ABOUT THE COVER

The front cover and its foldout page show Century's recently completed 40,000 tonne expansion of its primary aluminum plant at Grundartangi, Iceland. It was the second of two phases that together have tripled the capacity of the plant to 260,000 tonnes since 2004.



CORE STRATEGIES: GROW, REDUCE COSTS AND OPERATE RESPONSIBLY

Since the company's founding, our core strategies have remained consistent:

- expand and diversify the asset base;
- reduce unit production costs through operating excellence and focused investments;
- promote a corporate culture that demands continuous, rigorous attention to protecting employee safety and health and the environment.

As we have grown, we expanded and enhanced our capabilities and relationships. This report explores the scope of Century's relationships – inside and outside our plants.

YEAR-END PRIMARY ALUMINUM CAPACITY



1,500
1,125
750
375
0
THOUSANDS OF TONNES
00 01 02 03 04 05 06 07 08E 09E 10E 11E 12E 13E
U.S.
GRUNDARTANGI
HELGUVIK



John P. O'Brien
Chairman of the Board

DEAR SHAREHOLDER:

2007 marked another year of innovation and progress for Century Aluminum.

Completion of the expansion at Grundartangi, Iceland, brought our worldwide primary aluminum capacity to 785,000 tonnes by year-end, reflecting an increase of almost 50 percent since 2003.

2007 HIGHLIGHTS

- The additional capacity from our expansion in Iceland and strong aluminum prices produced record shipments and revenues.
- Primary aluminum shipments rose 13 percent from 2006 levels to 767,000 tonnes.
- Revenues increased over 15 percent from 2006 to $1.8 billion.
- Net cash provided by operating activities, adjusted for the purchase of short-term investments, was $274 million, up almost 50 percent from 2006.*
- Average price realizations in the United States of $2,494 per tonne reflected a four percent increase from 2006.
- The expansion of the Grundartangi aluminum smelter from 220,000 tonnes to 260,000 tonnes was completed in November, on schedule and on budget.

ALUMINUM FUNDAMENTALS STRONG

Century's financial performance benefited from continued strength in global metals markets. Aluminum prices averaged $2,640 per tonne in 2007, up from $2,570 per tonne in 2006.

* Net cash flow from operating activities adjusted for the purchase of short-term investments is a non-GAAP financial measure. See page 29 of Century's Form 10-K for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure.

The world market for aluminum was well balanced in 2007, with a small surplus of approximately 200,000 to 300,000 tonnes. Aluminum consumption was up by 10 percent globally, with China, the world's largest aluminum consumer, accounting for nearly all of this increase.

Per capita aluminum consumption in China is roughly one-third of that in the U.S. This fact carries strategic implications for future global demand. Approximately 10 million tonnes of new global capacity would be required to meet demand if per capita consumption in China were to rise to just half that of the U.S. average. Per capita usage also is expected to increase in Brazil, Russia and most notably India, in step with the robust economic growth in those nations.

World aluminum production grew 13 percent in 2007, with over three-quarters of this increase occurring in China. A little over half of world production growth was driven by restarts of previously idled capacity; new capacity grew by only six percent.

The Chinese government continues its attempts to restrain growth in aluminum production through legislative efforts. In its latest action, price discounts on electric power for smelters were cancelled at year-end. Chinese unwrought aluminum exports declined by 55 percent in 2007 and many analysts expect to see China become a net importer of primary aluminum by 2009.

CONTINUED GROWTH IN ICELAND

In late November, we completed energizing all the reduction cells in the most recent expansion at our plant at Grundartangi, bringing total capacity there to 260,000 tonnes. An expansion completed in 2006 increased capacity from 90,000 tonnes to 220,000 tonnes.



Logan W. Kruger
President and Chief
Executive Officer

Since acquiring the plant in April 2004, we have nearly tripled the capacity of this world-class smelter, with all of the construction work completed on schedule and on budget. We again wish to recognize our employees and our Icelandic contractors, suppliers and other partners for their hard work and dedication throughout a successful 30-month construction schedule.

In March 2008, we began site preparation on a new aluminum smelter to be constructed near Helguvik, Iceland, about 30 miles southwest of the capital city of Reykjavik. The plans for this significant project are described on page 12 of this report.

PRIMARY ALUMINUM SHIPMENTS



NET SALES



IMPROVING COMPETITIVENESS

We believe that medium- to longer-term fundamentals for primary aluminum smelting in the U.S. are improving and we continue to find high-return, low-risk capital investment opportunities to enhance our competitiveness. At Hawesville and Ravenswood we will invest close to $80 million over the 2008-2010 period to increase output, reduce costs and improve safety, environmental performance and equipment reliability.

Our current energy contract for the Hawesville plant expires in 2010. Over the past three years, we have been working on an agreement that would provide the plant with affordable long-term supplies of energy. Late last year we, along with our energy provider Kenergy, filed proposed agreements with the Kentucky Public Service Commission on an energy contract that would provide the smelter with cost-based power through 2023. We expect to finalize this agreement during 2008.

MANAGEMENT CHANGES

Craig Davis retired as chairman of the board and a director of the company in January 2008. John O'Brien, a director since 2000, succeeded him. Craig has been fundamental to the company's success since its formation in 1995, continuing through the successful transition of our management team over the past two years. We owe Craig our gratitude for his vision and leadership.

In March 2007, Wayne Hale joined Century as executive vice president and chief operating officer, succeeding Jack Gates, who retired. In April, Giulio Casello was promoted to senior vice president, business development. In June, Jerry Reed joined the company as vice president, business development and David Kjos was named vice president for our Iceland operations. During the year, Ragnar Gudmundsson was promoted to managing director of Nordural and its subsidiaries; Shelly Lair was promoted to vice president and treasurer; and Bill Leatherberry was promoted to vice president, assistant general counsel and assistant secretary.

Jim Chapman joined Century Aluminum of West Virginia as vice president and operations manager of the Ravenswood plant. He succeeded Ron Thompson who passed away in May. Ron was an outstanding leader and a friend to many; he was active and respected in the communities, government entities, and business associations of his native West Virginia. He will be missed.

OPERATING INCOME
(Millions of Dollars)



350
250
0
2004

NEW GROWTH HORIZONS

2007 was a very good year for Century Aluminum. As our company has grown, so too have our responsibilities and the need for strong, collaborative, mutually beneficial relationships with our stakeholders. We take pride in our progress and we thank all who have contributed to our success. We believe that our future holds great promise.

Sincerely,

John P. O'Brien
Chairman of the Board

Logan W. Kruger
President and Chief Executive Officer

April 16, 2008



CENTURY'S VISION: OPERATING EXCELLENCE

Wayne R. Hale
Executive Vice President and
Chief Operating Officer

"Century is working hard to turn its vision of operating excellence into a daily reality. We are driving operational improvement through key initiatives, including statistical process control, reliability-based maintenance systems and renewed focus on Six Sigma process excellence.

In the end, however, we recognize that our people are the company's true competitive advantage. Through leadership training and coaching, we are creating an environment in which everyone is willing and able to deliver their best. Reviewing and sharing best practices as we explore new approaches to continuous improvement is essential to our success.

Through benchmarking, envisioning future operating demands and consensus-focused planning, we are making significant progress toward achieving best-in-class performance. Our efforts are measured against three critical operating goals: keeping our people safe and healthy; reducing our impact on the environment; and improving operating effectiveness."



CENTURY'S VISION: WORLD CLASS RELATIONSHIPS

Giulio Casello
Senior Vice President, Business Development

"Aluminum is a global commodity with widespread applications and growing worldwide demand. Century seeks to cultivate positive relationships and to see commercial opportunities through the eyes of our partners in a business and a cultural sense.

Our strong operational experience combined with an entrepreneurial, flexible operating style allow us to make timely business decisions. We are enthused by the relationships we have made and the development opportunities that we see before us."



Record Shipments - Century shipped a record 767,000 tonnes of primary aluminum in 2007, 13 percent above 2006 levels. Large quantities of molten metal are shipped to major customers with fabricating plants adjacent to the Hawesville and Ravenswood smelters. Nearly all remaining metal produced at Century operated plants is cast into "sows" for shipment throughout the world. The sows shown here each weigh about 1,360 pounds (612 kilograms) and were produced at the Hawesville plant.



THE ICELANDIC WAY: BUILDING MUTUAL RESPECT AND GOODWILL

Ragnar Gudmundsson
Managing Director Nordural and subsidiaries

"The 'Icelandic Way' involves conducting business with respect for the people, environment and economy of Iceland. It requires continuous interaction with citizens, elected officials, local communities, business leaders, national institutions. In prac[illegible] it als[illegible] expertise and [illegible]

The Icelandic Way [illegible] its business in manageable a[illegible] harmony with Icela[illegible]s eco[illegible] strong environm[illegible]

Our use [illegible] mutual respect and goodwill between Nordural and the citizens of our island nation. We intend for this approach to remain a cornerstone of all our operating activities and future growth in Iceland."



The Icelandic Landscape - This stunningly beautiful landscape is near the Grundartangi facility. Its beauty is protected by stringent environmental and operating standards and the use of electric power generated from clean hydro and geothermal sources.



90,000 TONNE CAPACITY (2004)
220,000 TONNE CAPACITY (2006)
260,000 TONNE CAPACITY (2007)

The Icelandic Approach - Nordural's Icelandic approach of building in stages was first demonstrated at Grundartangi. This graphic illustrates the 90,000 tonne plant as of 2004 (yellow), the 130,000 tonne expansion completed in 2006 (green) and the 40,000 tonne expansion completed in 2007 (blue).



Geothermal Power - Electric power used by the primary aluminum plant at Grundartangi and the proposed plant at Helguvik is produced from sources that emit little carbon dioxide to the environment. Power from geothermal sources is generated in comparatively small plants, such as this one, that help protect the environment.



16

Icelandic Football - The Akranes football team, with hallmark colors of yellow and black, ranks among the best in Iceland. The city is near the Grundartangi plant and is home to many of its employees. The Akranes sporting club teams that compete in all major sports receive support from the plant.


MUNCK

GRUNDARTANGI: SUCCESSFUL EXPANSION

In the primary aluminum process, carbon anodes that carry electricity into the reduction cell are consumed and regularly replaced. Anodes used at the Grundartangi plant are imported, but must be prepared for use by securing metal rod assemblies into pre-formed cavities in the anodes. The rod assemblies hold the anodes to critical tolerances inside the cell.

To accommodate the plant's rapid capacity growth, the Rodding Shop was reorganized and new technology implemented to extract maximum value from existing assets. The team also significantly increased the output of rodded anodes by improving machinery reliability and streamlining work processes. Further cost-effective investments are planned.

The improvements are an excellent example of the enhancements throughout the plant that were critical to the successful capacity expansion from 90,000 tonnes in 2004 to 260,000 tonnes in 2007.



Rodding Team - Among employees of the Rodding Shop are from left: Gudjon Gudmundsson, Magdalena Pilecka, Junius Gudjonsson, rodding shop supervisor, and Thora Jonsdottir.

Heart of the Process - These electrolytic cells called "pots" are the heart of the process that electrochemically converts alumina to pure molten aluminum. The 40,000 tonne expansion of the Grundartangi plant was completed in November 2007 when all cells were energized. The two phases of the expansion project were completed on schedule and on budget, using Icelandic expertise and services.

ICELANDIC ALUMINUM: A GLOBAL ADVANTAGE

David Kjos
Vice President, Operations, Iceland



"Aluminum provides distinct benefits for consumers, society and the environment. The metal weighs only one-third as much as steel, and improves performance and fuel efficiency in autos aircraft and all other forms of transportation, while reducing emissions to the environment.

Aluminum also is continuously and infinitely recyclable and requires less energy to recycle than any other metal.

Aluminum produced in Iceland holds another important environmental advantage. By using energy produced from clean hydro and geothermal sources, our carbon footprint is only about one-tenth that of aluminum smelters that use electric power produced from hydrocarbons. This makes our Icelandic aluminum some of the most environmentally friendly in the world."

Iceland Expertise - Virtually all the engineering and construction work on the Grundartangi expansions was conducted by Icelandic sources. Shown here are some members of the team that completed the most recent expansion on time and on budget. The project manager, Ron Curry, who is pictured in the center, will serve as construction manager for the Helguvik project.





GREENFIELD SMELTER AT HELGUVIK: CONTINUED GROWTH



GRUNDARTANGI
REYKJAVIK
HELGUVIK

In March 2008, Century began site preparation on a new primary aluminum plant to be built on vacant industrial land in the Helguvik area of western Iceland. It will be the first greenfield plant built by the company and will raise Century's global primary aluminum capacity above one million tonnes.



The plant is being constructed in phases, with initial capacity of 150,000 tonnes expected to be completed by late 2010; a second phase of approximately 100,000 tonnes is expected to be completed by 2013. The plant is projected to add approximately 1,000 new direct and indirect jobs to Iceland's economy.

The start of work on the plant culminated more than four years of intensive effort related to site selection, environmental safeguards, long term electrical power contracts, financing, engineering and construction requirements, government permitting and local community approvals.

Century recognizes the continuing support and co-operation of the local communities, Iceland's two major geothermal power producers, Hitaveita Sudurnesja and Orkuveita Reykjavikur, and the Icelandic government. We expect that virtually all the financing, engineering and construction work on the project will be performed from sources within Iceland.



Artist Rendering of Helguvik Facility - The Helguvik team has interacted continuously with elected officials and local communities to ensure the environmental and visual integrity of the new plant





ICELAND INVESTORS: NEW FINANCIAL RELATIONSHIPS

Shelly Lair
Vice President and Treasurer

"A public offering of Century Aluminum stock was completed in 2007, raising over $417 million in proceeds. This financing was an important first step in funding the Helguvik project. In this offering we listed Century shares in Iceland, becoming the first U.S. company traded on the Iceland Stock Exchange. Local market interest exceeded our expectations, and almost 25 percent of the total offering was placed with Icelandic investors. We look forward to growing our relationship with these and other investors in this dynamic economy."





Iceland Listing - When Century shares were listed on the OMX Nordic Exchange in 2007, we became the first U.S. company to list its stock in Iceland. Century President and Chief Executive Officer Logan W. Kruger participated in the listing events.



HAWESVILLE: RECORD SAFETY PERFORMANCE



Working Smarter - A new performance management system at Hawesville identifies employee-controllable production processes that can be improved. Critical process parameters are audited daily by shift and section, then displayed in work areas. Helping to introduce the new system are Brian Burns (left), reduction general supervisor Line 3 and Jason Lodzik, process engineer.

Matt Powell
Vice President, Century Kentucky

"Employee safety is a fundamental value. Recent gains in safety performance are a source of pride among employees and, at the same time, a guidepost for continued improvement in the future.

We are particularly proud that Line 1 operated without a single injury requiring more than first aid treatment – a widely coveted goal in industrial safety. The Line 1 performance contrasts with an average rate of 5.3 injuries per year among all aluminum smelters in the U. S.

We also had our lowest-ever lost time incident rate in 2007. Hawesville's rate was 0.12 in 2007 versus an industry average of 4.1, according to U.S. Department of Labor statistics. This improvement is a result of our multi-faceted approach to employee safety. The program includes raising safety awareness among employees and investing substantial time and targeted capital to prevent workplace injuries.

Safety awareness has been heightened through training that enables employees to anticipate hazards before accidents occur. For instance, we have instituted a weekly review that evaluates all incidents and requires us to respond to near misses with the same urgency as actual injuries. This process is an outgrowth of regularly scheduled meetings with all employees.

Capital investment in safety has totaled $3.2 million over the past two years. Investments have targeted fall and electrical protection equipment, and machine guarding."



More Fall Protection - Approximately $2.0 million was invested at Hawesville in 2007 on projects related to protecting employees against falls. Among projects completed was this bridge that allows safe passage over anode baking pits. Pictured from left are: Front Row - John Bramschreiber, Mike Williams, Tara Schneider and Mike Shouse. Back Row: Paul Sprinkle, Mike Swift, Danny Nies and Brian Roberts.


CenturyALUMINUM
CONGRATULATIONS!!!
Potline 1

Safety Milestone - Line 1 at Hawesville worked without a single safety incident requiring more than first-aid treatment in 2007. Shown here from left: Steve Whitehead, reduction superintendent; Mike Wilson, assistant cell operator; Bryan Cable, Line 1 reduction supervisor; Peter Foster, President of USWA Local 9423; Brian Mikes, Line 1 reduction general supervisor; and John Beaver, Co-Chairman of the Joint Health and Safety Committee of USWA Local 9423.



Capturing More High Purity Metal - Revenue was enhanced by $6.5 million at Hawesville in 2007 with a new, highly coordinated system that segregates premium-priced, high-purity aluminum from standard grade metal. Identified as alloy P0202, high purity aluminum is used mainly in electrical and aerospace applications. The Hawesville plant, which produces both grades, is believed to be the largest producer of high-purity aluminum in the world.





RAVENSWOOD: SUPPORTING THE COMMUNITY IN TANGIBLE WAYS

Richard Love
Technical Manager,
Ravenswood (WV) Operations

"In September 2007, we celebrated the Ravenswood plant's 50th year of operation. More than 5,500 employees, retirees, family members and community leaders attended the event. I was honored to serve as host and master of ceremonies. Interacting with guests of all ages and backgrounds who joined us, I realized how much we support and depend on each other. We have entered 2008 with a continuing commitment to being a part of our region and serving it in tangible ways – just as we have been served and supported by this community over the past half century."



Ravenswood's 50th Anniversary - More than 5,500 employees and community members joined in the celebration of 50 years of operation at the landmark Ravenswood primary aluminum plant in West Virginia. Plant employees who helped organize the event are shown from left: Front – Angie Taylor, Gordon Hopper; Back - Wanda Reid, Debbie Cooper and Tim McNabb.



A record 172.6 million pounds of aluminum were cast at the Ravenswood Casthouse during 2007. Metal quality and safe operating practices also were enhanced. The improvements helped the plant to complete a new, long-term metal supply contract with its largest customer – the adjacent engineered products facility of Rio Tinto Alcan.

Casthouse Team - Among the members of the team that contributed to the record performance were from left: David Easter, Samantha Kerns, Mike Moore, Dave Mossor, James Duncan and Eric Thomas.



Cell life, a critical measure of smelter efficiency and cost performance, advanced significantly at Ravenswood in 2007. Cell life improved eight percent over 2006 and by 26 percent since 2000.

Cell life is the number of days a cell operates before the cathode, worn by the electrochemical process used to make primary aluminum, must be replaced. By improving cathode turnaround time, we reduce costs and increase metal production.

Potroom Team - Among its members are from left: Rob Jacks, Chuck Whitney, Dave Mossor, Jamie Cottrill and Scott Carte.



The continuing improvement in cell life at Ravenswood is being achieved through a process that extends from cathode replacement to control of the electrochemical process occurring inside the operating cells. Major credit for the improvement rests with teams in Ravenswood's four reduction lines and in the Pot Repair Department.

Pot Repair Team - Among its members are from left: Front - Kevin Sams, John Browning and Ron Zerkle, Back - Donnie VanMeter, Lora Zeidler and Jackie Lee.



The Ravenswood plant is situated in the flight paths of Osprey that fly north during spring breeding season. The hawks feed on fish from the nearby Ohio River. The plant has begun a wildlife enhancement program in association with local Scout troops that provides Osprey with nesting platforms near the bank of the river. Plans also call for building nest boxes for Bluebirds, bat houses and the planting of native grasses.

Wildlife Team - Among the members of the team are, from left: Bob Carlsen, Marty Shinn, Doug Settle, and Herb Toney.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for each of the last five fiscal years. The selected consolidated historical balance sheet data and the selected consolidated statement of operations data are derived from our consolidated financial statements audited by Deloitte & Touche LLP available in our Annual Reports on Form 10-K filed with the Securities and Exchange Commission. Our selected historical results of operations include:

- the results of operations from the remaining 20% interest in Hawesville since we acquired it in April 2003;
- the results of operations from Nordural since we acquired it in April 2004;
- our equity in the earnings of our joint venture investments in Gramercy Alumina LLC and St. Ann Bauxite Ltd. since we acquired an interest in those companies in October 2004;
- the results of operations from our 130,000 mtpy expansion of Grundartangi which became operational in the fourth quarter of 2006; and
- the results of operations from our 40,000 mtpy expansion of Grundartangi which became operational in the fourth quarter of 2007.





Our results for these periods and prior periods are not fully comparable to our results of operations for fiscal year 2007 and may not be indicative of our future financial position or results of operations. The information set forth below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data" in our Annual Report on Form 10-K for 2007.

	Year Ended December 31,				
	2007 (1)	2006 (2)	2005 (3)	2004 (4)	2003 (5)
	(in thousands, except per share data)				
Net sales	$1,798,163	$1,558,566	$1,132,362	$1,060,747	$782,479
Gross profit	363,463	348,522	161,677	185,287	43,370
Operating income	303,543	309,159	126,904	160,371	22,537
Income (loss) before cumulative effect of change in accounting principle	(101,249)	(40,955)	(116,255)	33,482	3,922
Net income (loss)	(101,249)	(40,955)	(116,255)	33,482	(1,956)
Earnings (loss) per share:					
Basic and Diluted:					
Income (loss) before cumulative effect of change in accounting principle	$(2.72)	$(1.26)	$(3.62)	$1.14	$0.09
Cumulative effect of change in accounting principle	–	–	–	–	(0.28)
Net income (loss) per share	$(2.72)	$(1.26)	$(3.62)	$1.14	$(0.19)
Dividends per common share	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets	$2,578,271	$2,185,234	$1,677,431	$1,332,553	$804,242
Total debt (6)	432,815	772,251	671,901	524,108	344,125
Long-term debt obligations (7)	250,000	559,331	488,505	330,711	336,310
Other information:					
Shipments – Primary aluminum:					
Direct shipment pounds (000)	1,171,889	1,152,617	1,153,731	1,179,824	1,126,542
Toll shipment pounds (000)	518,945	346,390	203,967	138,239	–
Average realized price per pound:					
Direct shipments	$ 1.13	$ 1.09	$ 0.86	$ 0.83	$ 0.69
Toll shipments	$ 0.91	$ 0.88	$ 0.67	$ 0.62	–
Average LME price per pound	$1.197	$1.166	$0.861	$0.778	$0.649
Average Midwest premium per pound	$0.031	$0.055	$0.056	$0.068	$0.037





(1) Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $328.3 million, or $8.83 per basic share for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(2) Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $241.7 million, or $7.46 per basic share for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting and by a gain on the sale of surplus land.

(3) Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $198.2 million, or $6.17 per basic share for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(4) Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $30.4 million, or $1.06 per basic share for a loss on early extinguishment of debt.

(5) We adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. As a result, we recorded a one-time, non-cash charge of $5.9 million, for the cumulative effect of a change in accounting principle.

(6) Total debt includes all long-term debt obligations and any debt classified as short-term obligations, including, current portion of long-term debt, the IRBs and the 1.75% convertible senior notes.

(7) Long-term debt obligations are all payment obligations under long-term borrowing arrangements, excluding the current portion of long-term debt.





The following table sets forth, for the periods indicated, the shipment volumes and the average sales price per pound shipped:

	Primary Aluminum		
	Direct		
	Metric tons	Pounds (000)	$/pound
2007	531,561	1,171,889	$1.13
2006	522,819	1,152,617	$1.09
2005	523,324	1,153,731	$0.86
	Toll		
	Metric tons	Pounds (000)	$/pound
2007	235,390	518,945	$0.91
2006	157,120	346,390	$0.88
2005	92,518	203,966	$0.67



Century Monterey employees performed landscaping at the Homeward Bound women's shelter in Marina, CA.




50
Years of Excellence
Century
1957 – KAISER •

BOARD OF DIRECTORS


Robert E.
Fishman, PhD
Peter
Jones
Logan W.
Kruger
John C.
Fontaine
ohn P.
O'Brien, Chairman

KEY SENIOR MANAGEMENT



Logan W. Kruger
President, Chief Executive Officer and Director



Wayne R. Hale
Executive Vice President and Chief Operating Officer



Giulio Casello
Senior Vice President, Business Development



James L. Chapman
Vice President, Century Aluminum of West Virginia



David J. Kjos
Vice President of Operations, Iceland



William J. Leatherberry
Vice President, Assistant General Counsel and Assistant Secretary



Jerry E. Reed
Vice President, Business Development



Michael A. Bless
Executive Vice President and Chief Financial Officer



Robert R. Nielsen
Executive Vice President, General Counsel and Secretary



Steven Schneider
Senior Vice President, Chief Accounting Officer and Controller



Ragnar Gudmundsson
Managing Director Nordural and Subsidiaries



Michelle M. Lair
Vice President and Treasurer



Matthew T. Powell
Vice President, Century Kentucky

PERFORMANCE

[illegible] compares Century [illegible] stockholders with the cumulative total return of the S&P Composite Index [illegible] Inc.'s Aluminum Group Index during the period from [illegible] through December 31, 2007. These comparisons assume the investment of $100 on December 31, 2002 and the reinvestment of dividends.

Century Aluminum Company
Comparison of Cumulative Total Return to Stockholders
December 31, 2002 through December 31, 2007

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
S&P Composite Index	100.00	128.68	142.69	149.70	173.34	[illegible]
Hemscott Inc.'s Aluminum Group Index	100.00	172.50	158.03	150.90	172.86	[illegible]
Century Aluminum Company	100.00	256.55	354.39	353.71	602.56	[illegible]



DOLLARS
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12/31/02
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Century Aluminum Company
Hemscott Group Index
S & P Composite

CORPORATE INFORMATION

Corporate Headquarters

Monterey, CA 93940

Shareholders, security analysts, investors and others

Website: www.centuryaluminum.com

Available

Company documents, including the Annual Report and Form 10-K (filed with the Securities and Exchange Commission) and the company's Code of Ethics are available without charge upon request. Write or contact our corporate secretary at the address or telephone numbers above.

Electronic versions of these documents also are available on the company's website.

Computershare Investor Services LLC
2 North La Salle Street
Chicago, IL 60602
Telephone 312 - 360 - 5375
Fax 312 - 601 - 4335

Independent Registered Public Accounting Firm

Stock Trading Information:

NASDAQ

Century Aluminum common stock is also traded on the First North Market of the OMX Nordic Exchange

This Annual Report contains forward-looking statements and actual results could be materially different. Various factors that could cause actual results to differ are described in the "Risk Factors" section and throughout Century's 2007 Form 10-K.

Design:
E.W. Greco/Associates • Carmel, CA

Photography:
Gunnar Svanberg Skulason • Iceland
Gary W. Kellner • Cleveland, OH
Tom O'Neal • Carmel Valley, CA

Century ALUMINUM

END